SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                     SOUTHERN SECURITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
              (Exact name of Small Business Issuer in its Charter)

                                File No.



         Delaware                                        65-0325364
--------------------------------------------------------------------------------
 (State of Other Jurisdiction of                       I.R.S. Employer
  Incorporation or Organization                       Identification No.


 278-A New Dorp Lane, Staten Island, New York            10306-3036
--------------------------------------------------------------------------------
 Address of Principal Executive Office)                  (Zip code)

                                  718-667-9117
                           --------------------------
                            Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

      Title of each Class                      Name of each Exchange on which
      to be so Registered                      each Class is to be Registered




Securities to be registered pursuant to Section 12(g) of the Act:

        Shares of Class A Voting Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

PART I

Item 1. Description of Business
-------------------------------

     Southern Security Financial Corporation (the "Registrant") was organized under the Delaware Corporation Law on October 4, 1996 by Mega Holding Corp., a Delaware corporation ("Mega"). Mega capitalized the Registrant by purchasing 602,500 shares of the Registrant's Class A Voting Common Stock, par value $.01 per share (the "Class A Stock") for $6,525. In July, 1997, Mega distributed 160,000 shares of Class A Stock to its shareholders, pro rata, in accordance with their holdings of the common stock of Mega, distributed 340,000 shares of Class A stock to officers, directors and consultants in partial consideration for services rendered to Mega and retained 102,500 shares of Class A Stock.

     To date, the Registrant has had no business operations, has no employees and has generated no revenues.

     The Registrant's plan of operation is to become a shell corporation with 602,500 shares of Class A Stock of record and such class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and then to merge (the "Merger") with Southern Security Bank Corporation, a Florida bank holding company ("SSBC"), with the Registrant being the surviving corporation, but under the name "Southern Security Bank Corporation" and with the board of directors and management of SSBC. As a result of the Merger, the holders of the shares of Class A Stock immediately prior to the Merger would receive less than 5% of the outstanding equity securities of SSBC and the holders of the equity securities of SSBC would receive more than 95% of the outstanding equity securities of the Registrant immediately after the Merger.

     SSBC has advised the Registrant that if the Registrant is able to position itself in a timely manner as a "clean" shell corporation, with its Class A Stock registered under Section 12(g) of the Exchange Act and held by at least 279 shareholders, then SSBC will enter into an appropriate merger agreement satisfactory to it for the following purposes: (i) to cause the shareholders of SSBC immediately prior to the Merger to receive more than 95% of the outstanding equity securities of the surviving corporation; (ii) to cause SSBC to be reincorporated under the Delaware Corporation Law; (iii) to cause the number of shareholders of Class A Voting Common Stock of SSBC to be increased from approximately 100 to approximately 379 holders of Class A Stock of the surviving corporation; and (iv) to cause the surviving corporation to have the Class A Stock registered under Section 12(g) of the Exchange Act. The management of SSBC has advised the Registrant that if the Merger is consummated, it will cause the Registrant to file a Form 8-K Report with the Securities and Exchange Commission in order appropriately to disclose the effect of the Merger on the Registrant and to disclose the nature and operations of the Registrant on a pro forma basis.

     If the Merger is not consummated, the Registrant may seek to effect a similar merger with some other entity under similar terms or, if it is unable to do so, it may dissolve.

Item 2. Management's Discussion and Analysis of Financial Condition and
Plan of Operation
-------------------------------------------------------------------------------

     Results of Operations for the period, October 4, 1996, inception, to June 30, 1997
--------------------------------------------------------------------------------

     Reference is made to the information contained in "Item 1. Description of Business" which is incorporated herein by reference.

     If the Merger is completed within the next twelve months, in the opinion of Management, the Registrant will have sufficient cash available from its capital contributions to fund its cash requirements until the Merger is consummated as the Registrant has no plans to hire employees, lease premises or to undertake any business operations prior to the consummation of the Merger.


Item 3. Description of Property
-------------------------------

     The Registrant owns no property or equipment. It occupies premises leased by its major shareholder, Mega.

Item 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

     (a) Securities  Ownership of Certain  Beneficial  Owners.
     ---------------------------------------------------------

     As of June 30, 1997, the following persons were known by the Registrant to own of record or beneficially more than five (5%) of the voting interests of the Registrant. Subject to the voting powers, if any, granted to holders of Preferred Stock, and except as may otherwise be required by law, the Class A Stock shall have the exclusive right to vote for the election of directors and for all other purposes; and each holder of Class A Stock shall be entitled to one vote for each share held.

                   Name and Address of    Amount and Nature of    Percent
Title of Class       Beneficial Owner     Beneficial Ownership    of Class
--------------     -------------------    --------------------    --------

Shares of Class     Mega Holding Corp.          102,500            17.0%
A Stock             278-A New Dorp Lane
                    Staten Island, NY

Shares of Class     Thomas Abate(1)             120,000            19.9%
A Stock             278-A New Dorp Lane
                    Staten Island, NY

Shares of Class     James Paulsen(2)             36,000             5.9%
A Stock             278-A New Dorp Lane
                    Staten Island, NY

Shares of Class     TGJ Associates(3)            49,000             8.1%
A Stock             231 Clarke Avenue
                    Staten Island, NY

----------------------

     1. Includes 12,500 as joint tenant with Renee Abate; 1,875 shares as custodian for Amanda Alexander; 1,875 shares as custodian for Megan Abate; 1,875 shares as custodian for Samantha Alexander; and 1,875 shares as custodian for James Abate.

     2. Includes 3,125 shares as joint tenant with Judith Paulsen.

     3. Of the Shares of Common Stock owned by TGJ Associates, 23,000 shares are beneficially owned by Thomas Abate and 23,000 shares are beneficially owned by James Paulsen.

     (b)  Securities  Ownership  of  Management.
     -------------------------------------------

     Nancy Montanaro, President and Silvio Codispoti, Secretary/Treasurer, the officers and directors of the Registrant, own the number of shares set forth after their names.

                    Name and Address of    Amount and Nature of    Percent
Title of Class        Beneficial Owner     Beneficial Ownership    of Class
--------------      -------------------    --------------------    --------

Shares of Class      Nancy Montanaro(4)         4,000                0.7%
A Stock              278-A New Dorp Lane
                     Staten Island, NY

Shares of Class      Silvio Codispoti(5)       11,000                1.8%
A Stock              278-A New Dorp Lane
                     Staten Island, NY

------------------

     4.  Includes 875 shares as joint tenant with Paul Montanaro

     5. Includes 62 shares as joint tenant with Dina Codispoti; 62 shares as joint tenant with Denis Codispoti; and 500 shares as joint tenant with Florence Codispoti.


Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

     The following sets forth certain information concerning the directors and executive officers of the Registrant. All directors hold office for a one year term or until their successors are elected and have qualified. The officers serve at the discretion of the board of directors.

    Name               Age          Position                         Since
    ----               ---          --------                         -----
Nancy Montanaro        25           President and a Director         1996

Silvio Codispoti       54           Secretary and a Director         1996

     Nancy Montanaro has served as administrative secretary of Mega Holding Corp. since 1995. Prior thereto, she was an associate at Dean Witter Reynolds on the trading floor of the New York Commodities Exchange.

     Silvio Codispoti has, since 1991, served as Senior Vice-President of Mega Holding Corp. Prior thereto, he was Vice-President in the Commercial Lending Department of National Westminster Bank where he was employed for over 30 years.

Item 6. Executive Compensation
------------------------------

     The following table sets forth certain information concerning the compensation paid or accrued by the Registrant for services rendered during the period from inception, October 4, 1996 to June 30, 1997 to the President of the Registrant and to other Officers and Directors receiving greater than $100,000 in salary and bonus.

                           SUMMARY COMPENSATION TABLE
                 Annual Compensation    Long Term Compensation
                                       Awards                Payouts

--------------------------------------------------------------------------------
(a)        (b)    (c)     (d)    (e)      (f)      (g)      (h)        (i)
Name                            Other     Res-                         All
and                             Annual  tricted                       Other
Principal                       Compen-  Stock    Options   LTIP     Compen-
Position  Year  Salary   Bonus  sation   Awards    SARs    Payouts   sation
                  ($)     ($)    ($)      (#)      (#)      ($)        ($)

-------------------------------------------------------------------------------
Nancy      *     -0-     -0-    -0-      -0-       -0-      -0-       -0-
Montanaro,
President
------------------------------
*from inception, October 4, 1996 to June 30, 1997


     The Registrant has not adopted an option plan and has issued no options since its formation.

     The Registrant has no standard arrangements pursuant to which its Directors are compensated for services provided as a director. The Registrant has no other arrangements pursuant to which any director was compensated during the period since its inception for any service to the Registrant as a director. The Registrant has no employment contract with respect to any executive officer that has resulted or will result in any payments to be received from the Registrant based on the resignation, retirement or any other termination of such executive officer's employment with the Registrant or from a change in control of the Registrant or a change in such executive officer's responsibilities following any change of control.

Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

     The Registrant, a Delaware corporation, was formed on October 4, 1996. In October, 1996, it issued 602,500 shares of Class A Voting Common Stock, $.01 par value per share, (the "Class A Stock") to Mega in consideration of $6,525. Mega distributed 120,000 shares to Thomas Abate (includes shares in joint or custodial tenancy of which he claims beneficial ownership); 36,000 shares to James Paulsen (includes shares in joint tenancy of which he claims beneficial ownership); 4,000 shares to Nancy Montanaro (includes shares in joint tenancy of which she claims beneficial ownership); 11,000 shares to Silvio Codispodi, Secretary, Treasurer (includes shares in joint tenancy of which he claims beneficial ownership); and 49,000 shares to TGJ Associates of which 23,000 shares are beneficially owned by Thomas Abate and 23,000 shares are beneficially owned by James Paulsen. In addition, 120,000 shares were transferred to consultants in consideration of services rendered to Mega. Mega distributed, as a dividend, 160,000 shares to its shareholders in proportion to their holdings.

Item 8. Description of Securities
---------------------------------

     The authorized capital stock of the Registrant consists of 30,000,000 shares of Class A Voting Common Stock, par value $.01 per share; 5,000,000 shares of Class B Non-Voting Common Stock, $.01 par value per share (the "Class B Stock"); and 5,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

     Shares of Class A Stock.
     ------------------------

     602,500 Shares of Class A Stock are outstanding. Stockholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Registrant's Board of Directors; (ii) are entitled to share ratably in all assets of the Registrant available for distribution to shareholders upon liquidation, dissolution or winding up of its affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) subject to the voting powers, if any, granted to the holders of Preferred Stock, and except as may otherwise be required by law, the Class A Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and each holder of Class A Stock shall be entitled to one vote for each share held. All Shares of Class A Stock now outstanding are fully paid and nonassessable.

     Stockholders do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding Common Shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose, and in such event, the holders of the remaining Shares of Common Stock will not be able to elect any of the Registrant's Directors.

     Shares of Class B Stock.
     --------------------------------

     No Shares of Class B Stock are outstanding. Class B stockholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Registrant's Board of Directors; (ii) are entitled to share ratably in all assets of the Registrant available for distribution to shareholders upon liquidation, dissolution or winding up of its affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and, (iv) except as may be otherwise required by law, the Class B Stock shall have no voting rights on any matter. Each share of Class B Stock converts to a share of Class A Stock upon the happening of certain specified events.

     Preferred Stock
     ----------------

     The Registrant has issued no shares of Preferred Stock. The Board of Directors of the Registrant has the authority, without further action by the holders of the outstanding stock to issue shares of Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. No preemptive rights are granted to holder of Preferred Stock.

     Of the authorized shares of Preferred Stock, the certificate of incorporation, as amended, authorizes the issuance of 1,200,000 shares of Series A Preferred Stock. The Preferred Stock provides for dividends at the annual rate of $.06 per share. No cash dividends or redemptions may be paid to any junior shares while any shares of such Preferred Stock are outstanding. Each share entitles the holder to one vote in all matters in which holders of Class A Stock may vote. Holders of such shares have preferences in liquidation with respect to holders of any junior securities. Holders have the right to convert their shares into Shares of Class A Stock upon the happening of certain events. Holders of Series A Preferred Stock have "piggy back" registration rights in the event a registration statement is filed with the Securities and Exchange Commission relating to an initial public offering of Class A Stock.


                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Transactions
---------------------------------------------------------------------------

     There is no public trading market for any of the Registrant's securities, including the Registrant's Class A Voting Common Stock, par value $.01 per share (the "Class A Stock"). On June 30, 1997, the Class A Stock was held of record by 290 persons.

     Reference is made to the information contained in "Item 1. Description of Business," which is incorporated herein by reference. Prior to the merger, it is not anticipated that any public trading market for the Registrant's securities will develop. SSBC has advised the Registrant that if the merger is consummated, it does not anticipate that there will be any immediate development of a public trading market in its securities. If the merger is consummated, the Class A Stock of the surviving corporation that is received by the former shareholders of the Registrant will be "restricted securities" within the meaning of Rule 144 to the Securities Act of 1933 (the "Securities Act") and, accordingly, will only be able to be sold or transferred upon registration under the Securities Act, or upon compliance with a suitable exemption from such registration. SSBC has advised the Registrant that it believes that if the merger is completed, the basis for the future development of a public trading market in the Registrant's Class A Stock will have been created, and that the management of SSBC may, but will be under no obligation to, take actions to facilitate the development of a public trading market in the Class A Stock.

Item 2. Legal Proceedings
-------------------------

     No legal proceedings are pending to which the Registrant or any of its property is subject, nor to the knowledge of the Registrant are any other such legal proceedings threatened.

Item 3. Changes in and Disagreement With Accountants on Accounting and
Financial Matters
--------------------------------------------------------------------------------

     None.

Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

     In October, 1996, it issued 602,500 shares of Class A stock to Mega Holding Corp. in consideration of $6,525.

Item 5. Indemnification of Directors and Officers
-------------------------------------------------

     The personal liability of the directors of the Corporation is eliminated to the fullest extent permitted by the provisions of Delaware General Corporation Law.

     The Delaware General Corporation Law provides for the indemnification of the Registrant's officers, directors and corporate employees and agents under certain circumstances as follows:

    "INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote or stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person."

     Article Ninth of the registrant's Certificate of Incorporation states:

     "NINTH. Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the Corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the Corporation; or (4) a transaction from which the director derived an improper personal benefit."

     Article Eleventh of the registrant's Certificate of Incorporation states:

     "ELEVENTH. The Corporation shall indemnify all persons whom it may indemnify to the fullest extent allowed by the General Corporation Law of Delaware."

     Article IV of the registrant's bylaws states:

     "The Corporation will indemnify and hold harmless to the fullest extent authorized by the Delaware General Corporation Law, any Director, Officer, agent or employee of the Company, against all expense, liability and loss reasonably incurred or suffered by such person in connection with the Corporation."

McManus & Co., P.C. Certified Public Accountants
------------------------------------------------------------------------------
188 Speedwell Avenue, Morris Plains, NJ 07950
Tel: 201-285-0012 . Fax: 201-285-0939

350 5th Avenue, Suite 1423, New York, NY 10118


To the Board of Directors and Stockholders of Southern Security Financial Corporation:

     We have audited the accompanying balance sheet of Southern Security Financial Corporation as of June 30, 1997, and the related statements of operations, stockholders' equity, and cash flows for the period October 4, 1996 (date of inception) to June 30, 1997. These financial statements are the responsibility of Southern Security Financial Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Security Financial Corporation as of June 30, 1997, and the results of its operations, stockholders' equity, and their cash flows for the period then ended are in conformity with generally accepted accounting principles.




/s/McManus & Co. P.C.
McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey


July 16, 1997

                    SOUTHERN SECURITY FINANCIAL CORPORATION
                                 BALANCE SHEET
                                 JUNE 30, 1997



                                     ASSETS

        Current  Assets:                                   $   --
                                                            --------

        Other  Assets:

          Organization  Costs                                 6,025
                                                            --------

            Total  Other  Assets                              6,025
                                                            --------

        Total  Assets                                      $  6,025
                                                            ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


        Liabilities:                                       $   --
                                                            --------

        Stockholders'  Equity:

          Preferred Stock - $.01 par value
            Authorized 3,800,000 shares
            Issued -0- shares                                  --

          Preferred  Stock (Series A) - $.01  par  value
            Authorized 1,200,000 shares
            Issued -0- shares                                  --

          Common Stock (Class A) - $.01 par value
            Authorized 30,000,000 shares
            Issued 602,500 shares                             6,025

          Common Stock (Class B) - $.01 par value
            Authorized 5,000,000 shares
            Issued -0- shares                                  --

          Paid In Capital                                      --

          Retained  Earnings                                   --
                                                            -------

            Total  Stockholders'  Equity                      6,025
                                                            --------
        Total Liabilities and Stockholders' Equity         $  6,025
                                                            ========


See accompanying accountant's report and notes to the financial statements.

                    SOUTHERN SECURITY FINANCIAL CORPORATION
                            STATEMENT OF OPERATIONS
      FOR THE PERIOD OCTOBER 4, 1996 (Date of Inception) TO JUNE 30, 1997




      Revenues                                               $   --


      Expenses                                                   --
                                                              --------

      Net Earnings/(Loss)                                    $   --
                                                              ========

        Net Earnings/(Loss) Per Share:

          Weighted Average Number of
           Common Shares Outstanding                          602,500

          Net  Earnings / (Loss)                            $   --





 See accompanying accountant's report and notes to the financial statements.

                     SOUTHERN SECURITY FINANCIAL CORPORATION
                            STATEMENT OF CASH FLOWS
      FOR THE PERIOD OCTOBER 4, 1996 (Date of Inception) TO JUNE 30, 1997




       Cash Flow from Operating Activities:
         Net Income/(Loss)                                     $    --

         Adjustments To Reconcile Net Income To Net
          Cash Provided/(Used) In Operating Activities              --
                                                               ----------

           Total Adjustments                                        --
                                                               ----------

         Net Cash provided/(used) by Operating Activities           --
                                                               ----------

       Cash Flow from Investing Activities:

           (Increase)/Decrease in Organization                     (6,025)
                                                               -----------

         Net Cash provided/(used) by Investing Activities          (6,025)
                                                               -----------

       Cash Flow from Financing Activities:

           Issuance of Common Stock                                 6,025
                                                              ------------

         Net Cash provided/(used) by Financing Activities           6,025
                                                              ------------

       Net Increase/(Decrease) in Cash                               --

       Cash at the Beginning of the Period                           --
                                                              ------------
       Cash at the End of the Period                            $    --
                                                              ============








 See accompanying accountant's report and notes to the financial statements.

                    SOUTHERN SECURITY FINANCIAL CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD OCTOBER 4, 1996 (Date of Inception) TO JUNE 30, 1997



       October  4,  1996        Common    Additional                  Total
      (Date of Inception)        Stock     Paid In     Retained    Stockholders'
      to  June  30,  1997      (Class A)    Capital     Earnings      Equity
    -----------------------     -------  -----------   --------    ------------

    October 4, 1996
    (Date of Inception)        $  --     $    --       $   --       $    --

    Issuance of Common Stock    6,025         --           --          6,025
                                ------      --------    --------     --------
    Total Stockholders' Equity
    As Of June 30, 1997       $ 6,025     $   --       $   --       $  6,025
                               =======     =========    ========     ========














 See accompanying accountant's report and notes to the financial statements.

                    SOUTHERN SECURITY FINANCIAL CORPORATION
                       NOTES TO THE FINANCIAL STATEMENTS

     Note 1 - Basis of Presentation and Significant Accounting Policies
              ---------------------------------------------------------
     Southern Security Financial Corporation (the Company) was incorporated as a Delaware corporation and commenced business on October 4, 1996. The Company was formed with the intent to negotiate a merger with a banking corporation based in Florida. Therefore, no revenues or expenses will be generated until the merger becomes effective.

     A) Income Taxes

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to the assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income which relate primarily to the recognition of income.

     B) Net Earnings/(Loss) Per Common Share

     Net   earnings/(loss)   per  common  share  is  computed  by  dividing  net
earnings/(loss) by the weighted average number of shares of common stock outstanding during the period.

     Note 2 - Common Stock:
              -------------
     A) Class A Shares

     At June 30, 1997, 602,500 shares of Class A Common Stock have been issued and are outstanding. The holders of these shares are considered to have voting rights where one share equals one vote. Additionally, this class of stock carries with it the right to receive dividends if the Board of Directors so chooses.

     B) Class B Shares

     At June 30, 1997, no shares of Class B Common Stock have been issued or are outstanding. The holders of these shares carry no voting rights, yet they have the right to receive dividends if the Board of Directors so chooses. Upon the occurrence of certain events, each share of Class B Common Stock is convertible into one share of Class A Common Stock.

     Note 3 - Preferred Stock:
              ----------------

     In and among itself, the Preferred Stock carries with it no natural rights. The Preferred Stock, however, at the authorization of the Board of Directors, may be designated into one or more series. Upon designation, the Board of Directors will determine any and all rights that these series of Preferred Stock shall carry.

     At June 30, 1997, the Board of Directors has designated 1,200,000 shares of the Preferred Stock as Series A Preferred Stock. Holders of Series A Preferred Stock are considered to have voting rights where one share of stock equals one vote. The Series A Preferred Stock is entitled to cumulative dividends at the rate of $.06 per share. Holders of the Series A Preferred Stock will be entitled to additional dividends in the event the Board of Directors declares and pays dividends on the Company's Common Stock on the same basis as though the shares of Series A Preferred Stock had been converted into shares of Common Stock.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOUTHERN SECURITY FINANCIAL CORPORATION
                                        (Registrant)


Date: July 16, 1997                          By:    /s/Nancy Montanaro
                                                    -------------------
                                                    Nancy Montanaro,
                                                    President and Principal
                                                    Executive Officer and
                                                    Principal Financial Officer




     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities on the date(s).

/s/Nancy Montanaro
-----------------                      Director                July 16, 1997
Nancy Montanaro

/s/ Silvio Codispoti
--------------------                   Director                July 16, 1997
Silvio Codispoti

                                    Exhibits

         Exhibit List

     3.1     Certificate of Incorporation

     3.2     Amendment to Certificate of Incorporation

     3.3     Bylaws

     4.1     Specimen Class A Common Stock Certificate*

    27       Financial Data Schedule

    -----------------------
    * To be supplied by amendment